701 Wild Rose lane Elk City, ID 83525 4093 Oceanside Blvd. Suite B Oceanside, CA 92056

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-6010

RE: Therapeutic Solutions International, Inc., Rule 477 Application for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement (File No. 333-268070)

Dear Sir/Madam;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Therapeutic Solutions International, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Post-Effective Amendment No. 1 to Form S-1 (File No. 333-268070) (the “Post-Effective Amendment No. 1”). The Post-Effective Amendment No. 1 was filed with the Commission on January 4, 2024.

The Company requests withdrawal of the Post-Effective Amendment No. 1 as it was erroneously filed with as a post-effective amendment and should have been filed as a new registration statement on Form S-1.

No securities have been sold pursuant to the Post-Effective Amendment No. 1.

If you have any questions regarding this application for withdrawal, please call Timothy G. Dixon, the CEO at (760) 277-8340.

Very truly yours,

/s/ Timothy G. Dixon
Timothy G. Dixon,
CEO
Therapeutic Solutions International, Inc.